                          FILED BY: PARK NATIONAL CORPORATION PURSUANT TO RULE
                          425 UNDER THE SECURITIES ACT OF 1933 AND DEEMED FILED
                          PURSUANT TO RULE 14A-12 OF THE SECURITIES EXCHANGE ACT
                          OF 1934
NEWS RELEASE              SUBJECT COMPANY: SECURITY BANC CORPORATION
                          (REGISTRATION NO. 333-53038)

For Release:  January 16, 2001

Contact:  David C. Bowers, EVP (740) 349-3708 or Jerry Nethers,
          Vice President/Director of Marketing (740) 349-3710

                            PARK NATIONAL CORPORATION
                REPORTS FOURTH QUARTER AND YEAR-END 2000 EARNINGS
                              AND DECLARES DIVIDEND

NEWARK, OHIO - Park National Corporation (AMEX/PRK) today announced record earnings for 2000. Net income for the year totaled $55.405 million, which is an 18.42% increase compared to net income of $46.787 million in 1999. Per share earnings increased 19.16% from $4.28 to $5.10.

          Net income was $12.987 million, or $1.20 per share, and $7.569 million, or $.69 per share, for the fourth quarters of 2000 and 1999, respectively.

         The mergers of U.B. Bancshares, Inc. and SNB Corp. into Park National Corporation were effective on April 30, 2000. The pooling-of-interests accounting method was used for both mergers and as a result, Park National Corporation's financial statements for periods prior to April 30, 2000 have been restated to include the financial results of U.B. Bancshares, Inc. and its subsidiary, United Bank, N.A., Bucyrus, Ohio and the financial results of SNB Corp. and its subsidiary, Second National Bank, Greenville, Ohio. As originally reported, Park National Corporation's 1999 net income per share was $4.67.

          In conjunction with announcing the financial results, the Board of Directors of Park National Corporation approved a cash dividend of $.71 per share, payable on March 9, 2001, to shareholders of record on February 23, 2001.

         On November 21, 2000, Park National Corporation announced the execution of a definitive agreement and plan of merger that provides for Security Banc Corporation, Springfield, Ohio, to merge into Park National Corporation. The merger is subject to approval of the shareholders of Security Banc Corporation and Park National Corporation and regulatory approvals. Park National Corporation has scheduled a special shareholders meeting for March 12, 2001, 9 A.M. local time, at the Main Office of The Park National Bank in Newark, Ohio to vote on the approval of the merger agreement. Security Banc Corporation has scheduled a special shareholders meeting for March 9, 2001, 10 A.M. local time, at the Main Office of Security National Bank in Springfield, Ohio to vote on the approval of the merger agreement. The record date for both special shareholder meetings is January 29, 2001. Shareholders of Park National Corporation and Security Banc Corporation will be receiving a joint proxy statement/prospectus and proxy card in early February 2001.

        Park National Corporation is an Ohio-based bank holding company headquartered in Newark, Ohio whose subsidiaries, in addition to United Bank, N.A. and Second National Bank, include The Park National Bank, Fairfield National Division, The Richland Trust Company, Century National Bank, The First-Knox National Bank, Farmers and Savings Division, Scope Leasing, Inc., and Guardian Finance. With the new banks acquired in 2000, Park National Corporation has $3.2 billion in assets, seventy-eight financial service offices and eighty-five ATMs operating in twenty Ohio counties.

ADDITIONAL INFORMATION AND WHERE TO FIND IT:

          Park filed a Registration Statement on SEC Form S-4 on December 29, 2000, and Park and Security will file a joint proxy statement/prospectus and other relevant documents concerning their proposed merger transaction with the SEC. Investors and shareholders are urged to read the Registration Statement and the joint proxy statement/prospectus carefully when it becomes available and any other relevant documents filed with the SEC because they will contain important information. Investors and shareholders will be able to obtain free copies of the joint proxy statement/prospectus (when it is available) and other documents filed by Park and Security through the website maintained by the SEC at www.sec.gov. In addition, you may obtain copies of the joint proxy statement/prospectus and other documents filed by Park with the SEC free of charge by requesting them in writing from Park National Corporation, 50 North Third Street, Newark, Ohio 43055, Attention: David C. Bowers, or by telephone at
(740) 349-3708. You may obtain copies of documents filed with the SEC by Security free of charge by requesting them in writing from Security Banc Corporation, 40 South Limestone Street, Springfield, Ohio 45502, Attention: J. William Stapleton, or by telephone at (937) 324-6916.

          Park and Security, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of Park and Security in connection with the merger. Information about the directors and executive officers of Park and their ownership of Park common shares is set forth in the Registration Statement and will be included in the joint proxy statement/prospectus. Information about the directors and executive officers of Security and their ownership of Security common shares is also set forth in the

Registration Statement and will be included in the joint proxy statement/prospectus. In addition, five of the executive officers of Security have entered into employment agreements with subsidiaries of Security which will be honored by Park; one executive officer-director of Security will become an executive officer and director of Park; three executive officers of Security hold in-the-money options to purchase Security common shares which will become vested and exercisable in connection with the merger and will be converted into options to purchase Park common shares if not exercised prior to completion of the merger; Park has agreed to take the actions necessary to ensure that each participant in Security's split dollar insurance benefit program will continue to receive the vested portion of the participant's death benefits following completion of the merger; and Park has agreed to provide indemnification and director and officer liability insurance coverage to the directors, officers and employees of Security and Security's subsidiaries. Investors and shareholders may obtain additional information regarding the interests of the foregoing individuals by reading the joint proxy statement/prospectus when it becomes available.

          In additional to the Registration Statement and the joint proxy statement/prospectus, Park and Security file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Park or Security at the SEC Public Reference Room at 450 Fifth Street, N.W., Washington, DC 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms.

          Park's and Security's filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

SAFE HARBOR STATEMENT:

          Except for the historical and present factual information contained in this press release, the matters discussed in this press release, including statements as to the expected benefits of the merger such as efficiencies, market profile, product offerings and financial strength, and the competitive ability and position of the combined company, and other statements identified by words such as "expects," believes," "plans," and similar expressions are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including: (1) the risk that regulatory approvals will not be obtained or that the shareholders of Park or Security will not adopt the merger agreement; (2) the risk that income, interest and non-interest, following the merger is lower than expected; (3) the risk that the costs of providing compensation and benefits to Park's employees increase; (4) the risk that competition increases in the banking industry or in Park's markets; (5) the risk that costs or difficulties related to the integration of Security's business will be greater than expected; (6) the risk that there are adverse changes in general economic conditions or in competitive forces; (7) the risk that technological changes are more difficult or expensive to implement than anticipated; (8) the risk that there are adverse changes in the securities markets; (9) the risk that Park suffers the loss of key personnel; and (10) other risk factors relating to the banking industry, Security or Park as detailed from time to time in each of Park's and Security's reports filed with the SEC. Park and Security disclaim any responsibility to update these forward-looking statements.

PARK NATIONAL CORPORATION
CONSOLIDATED BALANCE SHEETS
(dollars in thousands, except share data)

                                                                                       DECEMBER 31,
                                                                               ---------------------------
                                                                                   2000            1999
----------------------------------------------------------------------------------------------------------
ASSETS

   Cash and due from banks                                                     $  109,870      $  123,975
----------------------------------------------------------------------------------------------------------
   Federal funds sold                                                                   0           1,550
----------------------------------------------------------------------------------------------------------
   Investment securities                                                          743,822         782,891
----------------------------------------------------------------------------------------------------------

   Loans (net of unearned interest)                                             2,278,186       2,127,425
----------------------------------------------------------------------------------------------------------
   Allowance for possible loan losses                                              48,927          45,176
----------------------------------------------------------------------------------------------------------
      LOANS, NET                                                                2,229,259       2,082,249
----------------------------------------------------------------------------------------------------------

   Bank premises and equipment, net                                                31,056          32,468
----------------------------------------------------------------------------------------------------------
   Other assets                                                                    97,061         110,230
----------------------------------------------------------------------------------------------------------

            TOTAL ASSETS                                                       $3,211,068      $3,133,363
----------------------------------------------------------------------------------------------------------


LIABILITIES AND STOCKHOLDERS' EQUITY

   Deposits:
      Noninterest-bearing                                                      $  358,016      $  342,680
----------------------------------------------------------------------------------------------------------
      Interest-bearing                                                          2,057,559       2,065,382
----------------------------------------------------------------------------------------------------------
         TOTAL DEPOSITS                                                         2,415,575       2,408,062
----------------------------------------------------------------------------------------------------------
   Borrowings                                                                     436,034         381,251
----------------------------------------------------------------------------------------------------------
   Other liabilities                                                               39,707          53,989
----------------------------------------------------------------------------------------------------------
         TOTAL LIABILITIES                                                      2,891,316       2,843,302
----------------------------------------------------------------------------------------------------------


   STOCKHOLDERS' EQUITY:
      Common stock (No par value; 20,000,000 shares authorized
         in 2000 and 1999; 11,191,729 shares issued in 2000
         and 11,251,598 in 1999)                                                   76,869          79,108
----------------------------------------------------------------------------------------------------------
      Accumulated other comprehensive income, net of taxes                          5,732          (9,161)
----------------------------------------------------------------------------------------------------------
      Retained earnings                                                           270,100         243,488
----------------------------------------------------------------------------------------------------------
      Treasury stock (412,747 shares in 2000 and 359,190 shares in 1999)          (32,949)        (23,374)
----------------------------------------------------------------------------------------------------------
         TOTAL STOCKHOLDERS' EQUITY                                               319,752         290,061
----------------------------------------------------------------------------------------------------------

            TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                         $3,211,068      $3,133,363
----------------------------------------------------------------------------------------------------------

The historical financial statements of Park have been restated to show Park, U.
B. Bancshares Inc. and SNB Corp. on a combined basis.

PARK NATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
(dollars in thousands, except per share data)

                                                             THREE MONTHS ENDED           YEAR ENDED
                                                                DECEMBER 31,              DECEMBER 31,
                                                           -----------------------    -------------------
                                                             2000          1999         2000       1999
----------------------------------------------------------------------------------    -------------------
Interest income:
   Interest and fees on loans                               $52,649       $46,202     $198,991   $173,722
----------------------------------------------------------------------------------    -------------------
   Interest on:
      Obligations of U.S. Government, its agencies
         and other securities                                10,625        10,464       42,953     42,449
----------------------------------------------------------------------------------    -------------------
      Obligations of states and political subdivisions        1,754         1,936        7,236      7,777
----------------------------------------------------------------------------------    -------------------
   Other interest income                                         10           133          152        368
----------------------------------------------------------------------------------    -------------------
         TOTAL INTEREST INCOME                               65,038        58,735      249,332    224,316
----------------------------------------------------------------------------------    -------------------

Interest expense:
   Interest on deposits:
      Demand and savings deposits                             4,293         4,295       18,184     17,056
----------------------------------------------------------------------------------    -------------------
      Time deposits                                          18,043        15,488       67,053     59,238
----------------------------------------------------------------------------------    -------------------
   Interest on borrowings                                     7,095         4,476       25,200     15,260
----------------------------------------------------------------------------------    -------------------
      TOTAL INTEREST EXPENSE                                 29,431        24,259      110,437     91,554
----------------------------------------------------------------------------------    -------------------

         NET INTEREST INCOME                                 35,607        34,476      138,895    132,762
----------------------------------------------------------------------------------    -------------------

Provision for loan losses                                     2,879         5,850        8,729     11,269
----------------------------------------------------------------------------------    -------------------

         NET INTEREST INCOME AFTER PROVISION
            FOR LOAN LOSSES                                  32,728        28,626      130,166    121,493
----------------------------------------------------------------------------------    -------------------

Other income                                                  8,214         7,629       30,580     28,373
----------------------------------------------------------------------------------    -------------------

Gain (loss) on sale of securities                              (889)       (3,865)        (889)    (4,809)
----------------------------------------------------------------------------------    -------------------

Other expense:
   Salaries and employee benefits                            11,321        10,932       43,523     40,550
----------------------------------------------------------------------------------    -------------------
   Occupancy expense                                          1,083         1,049        4,294      4,233
----------------------------------------------------------------------------------    -------------------
   Furniture and equipment expense                            1,178         1,330        4,705      4,972
----------------------------------------------------------------------------------    -------------------
   Other expense                                              8,480         8,950       30,397     30,157
----------------------------------------------------------------------------------    -------------------
      TOTAL OTHER EXPENSE                                    22,062        22,261       82,919     79,912
----------------------------------------------------------------------------------    -------------------

         INCOME BEFORE FEDERAL INCOME TAXES                  17,991        10,129       76,938     65,145
----------------------------------------------------------------------------------    -------------------

Federal income taxes                                          5,004         2,560       21,533     18,358
----------------------------------------------------------------------------------    -------------------

         NET INCOME                                         $12,987       $ 7,569     $ 55,405   $ 46,787
==================================================================================    ===================

PER SHARE:

         NET INCOME  -  BASIC                               $  1.20       $  0.70     $   5.11   $   4.30
----------------------------------------------------------------------------------    -------------------
         NET INCOME  -  DILUTED                             $  1.20       $  0.69     $   5.10   $   4.28
----------------------------------------------------------------------------------    -------------------

The historical financial statements of Park have been restated to show Park, U.
B. Bancshares Inc. and SNB Corp. on a combined basis.

                            PARK NATIONAL CORPORATION
                              FINANCIAL HIGHLIGHTS
                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
                                DECEMBER 31, 2000

INCOME STATEMENT                                                       PERCENT
THREE MONTHS ENDED DECEMBER 31,              2000         1999         CHANGE
                                             ----         ----         ------
NET INTEREST INCOME                      $   35,607    $   34,476        3.28%
------------------------------------------------------------------------------
PROVISION FOR LOAN LOSSES                     2,879         5,850      -50.79%
------------------------------------------------------------------------------
OTHER INCOME                                  8,214         7,629        7.67%
------------------------------------------------------------------------------
GAIN (LOSS) ON SALE OF SECURITIES              (889)       (3,865)     -77.00%
------------------------------------------------------------------------------
OTHER EXPENSE                                22,062        22,261       -0.89%
------------------------------------------------------------------------------
INCOME BEFORE TAXES                          17,991        10,129       77.62%
------------------------------------------------------------------------------
NET INCOME                                   12,987         7,569       71.58%
------------------------------------------------------------------------------
NET INCOME PER SHARE-BASIC                     1.20          0.70       71.43%
------------------------------------------------------------------------------
NET INCOME PER SHARE-DILUTED                   1.20          0.69       73.91%
------------------------------------------------------------------------------
CASH DIVIDENDS PER SHARE                       0.71          0.65        9.23%
------------------------------------------------------------------------------
RATIOS
RETURN ON AVERAGE ASSETS                       1.61%         0.97%
------------------------------------------------------------------------------
RETURN ON AVERAGE EQUITY                      16.73%        10.34%
------------------------------------------------------------------------------
NET INTEREST MARGIN                            4.77%         4.89%
------------------------------------------------------------------------------
EFFICIENCY RATIO                              49.56%        51.42%
------------------------------------------------------------------------------
NET CHARGE-OFFS AS A PERCENT OF LOANS          0.39%         0.89%
------------------------------------------------------------------------------

INCOME STATEMENT
YEAR ENDED DECEMBER 31,

NET INTEREST INCOME                      $  138,895    $  132,762        4.62%
------------------------------------------------------------------------------
PROVISION FOR LOAN LOSSES                     8,729        11,269      -22.54%
------------------------------------------------------------------------------
OTHER INCOME                                 30,580        28,373        7.78%
------------------------------------------------------------------------------
GAIN (LOSS) ON SALE OF SECURITIES              (889)       (4,809)     -81.51%
------------------------------------------------------------------------------
OTHER EXPENSE                                82,919        79,912        3.76%
------------------------------------------------------------------------------
INCOME BEFORE TAXES                          76,938        65,145       18.10%
------------------------------------------------------------------------------
NET INCOME                                   55,405        46,787       18.42%
------------------------------------------------------------------------------
NET INCOME PER SHARE-BASIC                     5.11          4.30       18.84%
------------------------------------------------------------------------------
NET INCOME PER SHARE-DILUTED                   5.10          4.28       19.16%
------------------------------------------------------------------------------
CASH DIVIDENDS PER SHARE                       2.66          2.36       12.71%
------------------------------------------------------------------------------
RATIOS
RETURN ON AVERAGE ASSETS                       1.75%         1.56%
------------------------------------------------------------------------------
RETURN ON AVERAGE EQUITY                      18.82%        16.18%
------------------------------------------------------------------------------
NET INTEREST MARGIN                            4.77%         4.90%
------------------------------------------------------------------------------
EFFICIENCY RATIO                              47.86%        48.28%
------------------------------------------------------------------------------
NET CHARGE-OFFS AS A PERCENT OF LOANS          0.23%         0.37%
------------------------------------------------------------------------------

BALANCE SHEET
AT DECEMBER 31,

INVESTMENTS                              $  743,822    $  782,891       -4.99%
------------------------------------------------------------------------------
LOANS                                     2,278,186     2,127,425        7.09%
------------------------------------------------------------------------------
LOAN LOSS RESERVE                            48,927        45,176        8.30%
------------------------------------------------------------------------------
TOTAL ASSETS                              3,211,068     3,133,363        2.48%
------------------------------------------------------------------------------
DEPOSITS                                  2,415,575     2,408,062        0.31%
------------------------------------------------------------------------------
BORROWINGS                                  436,034       381,251       14.37%
------------------------------------------------------------------------------
EQUITY                                      319,752       290,061       10.24%
------------------------------------------------------------------------------
BOOK VALUE PER SHARE                          29.66         26.63       11.38%
------------------------------------------------------------------------------
RATIOS
LOANS/ASSETS                                  70.95%        67.90%
------------------------------------------------------------------------------
LOAN LOSS RESERVE/LOANS                        2.15%         2.12%
------------------------------------------------------------------------------
EQUITY/ASSETS                                  9.96%         9.26%
------------------------------------------------------------------------------

The historical financial statements of Park have been restated to show Park, U.
B. Bancshares Inc. and SNB Corp. on a combined basis.